BLUE-POINT l energy

May 6, 2008

VIA EDGAR AND UNITED STATES MAIL

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Tia Jenkins, Senior Assistant Chief Accountant

RE:    CHAPEAU, INC. File Number 033-01289-D

Dear Ms. Jenkins:

We are in receipt of the letter dated April 9, 2008 in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments to the Form 10-KSB for Fiscal Year Ended June 30, 2007 filed by Chapeau, Inc. (the “Company”) on September 28, 2007.   We have closely reviewed the Staff’s comments and have set forth our responses below interlineated between the Staff’s questions.  We believe that we have appropriately responded to the Staff’s comments.

Form 10-KSB for Fiscal Year Ended June 30, 2007

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

1.
We note from your response to comment 5 of our letter dated February 8, 2008, that installation is integral to the functionality of your equipment.  We further note from your revenue recognition policy on page F-9 that you recognize revenue upon delivery of the products to the customer’s location.  Please tell us how you considered the guidance in Question 3 of SAB Topic 13:A.3.c., in determining that you can recognize revenue before installation is complete.

Response:    Upon further review of Question 3 of SAB Topic 13:A.3.c, we have found that our previous response filed on March 18, 2008 was contradictory in context to the definitions, facts, and interpretive response provided under SAB Topic 13:A.3.c.  Our previous response, “Installation is essential to the functionality of the equipment, but has been provided by other parties under their own contracts with the end customer” is contradictory in context to the definitions, facts, and interpretive response given in Question 3 which states in part, “examples of indicators that installation is not essential to the functionality of the equipment include: (1) The equipment is a standard product; (2) Installation does not significantly  alter the equipment’s capabilities; and (3) Other companies are available to perform the installation.”  Under this definition and in regards to the sales recorded in our 10-KSB filed for the period ended June 30, 2007, installation is not “essential to the functionality of the equipment” since the installation of the modules have been provided by independent parties under their own contracts with the end customer.

P (916) 939-8700 - F (916) 939-8705 - 1190 Suncast Lane, Suite 2 - El Dorado Hills, CA  95762

2.
We note your response to comment 6 of our letter dated February 8, 2008, in which you indicate that there were uncertainties related to your initial product and lack of specific experience.  You also indicate that you now have greater field experience with which to estimate warranty reserves.  However, the fact that you have not had significant sales levels appears contradictory to the notion that you have sufficient historical experience to reliably estimate your warranty obligation.  Furthermore, we do not believe that industry experience with products other than those being sold establishes a sufficient basis for reliably estimating the warranty obligation for a different set of products.  Please tell us how you considered Question 4 of SAB 13:A.3.b., in determining that it is appropriate to recognize revenue from the sale of products prior to the expiration of the one-year warranty period.

Response:    Our manufacturing processes and costs consist primarily of purchasing component parts such as engines, generators, heat exchangers, etc. from companies with long periods of historical performance (for example, Deutz), and assembling the components into a single system, or module.  Most of the individual components are sold to us with a similar one year warranty that we provide to our customers.  Therefore, if we were to have a warranty claim due to the failure of one of these specific components, we would not incur a nonrecoverable loss as we would enforce our warranty from the manufacturer to cover the repair or replacement parts.  Therefore we respectfully believe that the industry experience associated with these parts and associated vendors are applicable to determining our overall exposure in this area.  Paragraph 25 of Financial Accounting Standard 5 (FAS 5) states that “In the case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate.”

Another substantial cost that we incur is in the manufacturing of the sheet metal “shell” that houses the entire module.  This is a sheet metal housing that we fabricate from flat sheets of metal.  We respectfully believe that there is very little probability of any warranty claims associated with this aspect of the module since any material deficiencies would be readily apparent on visual inspection and/or testing prior to shipment from the factory.

The balance of module costs is related principally to lower cost parts and subassemblies comprising the connections between the different major components of the deliverable module, as well as minor electrical components that comprise our “control system” which is an integral part of the deliverable module that allows us to monitor the engine and control certain module operations remotely.  These costs comprise a comparatively small percentage of the total system cost (approximately 15% to 20%).  For the first module sales shipping in the fiscal year ended June 30, 2004 we reserved at a higher rate (approximately 15% of sales price) to allow for a higher percentage of these lower cost parts and subassemblies to be replaced.  For the fiscal year ended June 30, 2007 the initial modules had been in use and functioning as expected with minimal warranty claims by customers.  As indicated in our previous response, due to the increased experience with the modules, we have reduced our accrual on modules sold during this fiscal year to approximately 3% to 4.5% to reflect our then-current expectations based on both past performance of modules sold and increased experience and testing at the factory prior to shipment.

P (916) 939-8700 - F (916) 939-8705 - 1190 Suncast Lane, Suite 2 - El Dorado Hills, CA  95762

FAS 5, paragraph 8 states that an estimated loss from a contingency shall be accrued by a charge to income if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (b) the amount of the loss can be reasonably estimated.  Paragraph 25 of FAS 5 goes on to state that “If, based on available information, it is probable that customers will make claims under warranties relating to goods or services that have been sold, the condition in paragraph 8(a) is met at the date of an enterprise’s financial statements because it is probable that a liability has been incurred.”  Paragraph 25 goes on to state that “Inability to make a reasonable estimate of the amount of a warranty obligation at the time of sale because of significant uncertainty about possible claims (i.e. failure to satisfy the condition in paragraph 8(b)) precludes accrual and, if the range of possible loss is wide, may raise a question about whether a sale should be recorded prior to expiration of the warranty period…”  We respectfully believe that based on the information above, the potential amount of the items that are not guaranteed to us by corresponding warranties from the manufacturers that have supplied us the parts, and the items that have a probability of occurring or giving rise to warranty claims for which we would be liable, is estimable and “the range of possible loss” is not “wide”.  In summary, while we have not had significant sales of our modules, we respectfully believe that based on significant sales of major components of our modules by our suppliers, based on our extensive testing of the modules prior to shipment, and based on the fact that we have had very few warranty claims over the last three years, we are able to reasonably and reliably estimate the warranty obligation.

The Interpretive Response to Question 4 of SAB Topic 13:A.3.b states that “If Company E can reasonably and reliably estimate the amount of warranty obligations, it should recognize revenue upon delivery of the equipment, with an appropriate liability for probable warranty obligations.”  Since we respectfully believe that we can reasonably and reliably estimate the warranty expense, our revenue and the corresponding warranty obligation have been recorded appropriately in our financial statements in all material respects.

The Company hereby acknowledges as follows: (i) the Company is responsible for the adequacy and accuracy of the disclosures in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Should you have any additional questions or comments, do not hesitate to contact Steven C. Lagorio, Chief Financial Officer of the Company, or the undersigned at (916) 939-8700 or by facsimile at (916) 939-8705.

Sincerely yours,

/s/ Guy A. Archbold

Guy A. Archbold
Chief Executive Office

P (916) 939-8700 - F (916) 939-8705 - 1190 Suncast Lane, Suite 2 - El Dorado Hills, CA  95762